SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Cenovus Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

Angela Avery

ConocoPhillips

600 North Dairy Ashford Road

Houston, Texas 77079

Telephone No.:  (281) 293-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1	Name of Reporting Person ConocoPhillips

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A

	8	Shared Voting Power 208,000,000

	9	Sole Dispositive Power N/A

	10	Shared Dispositive Power 208,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%*

14	Type of Reporting Person CO, HC

*                           Percentage based on 1,228,789,845 common shares outstanding, which is calculated as the sum of (i) 833,289,845 common shares outstanding as of March 27, 2017, as reported in the Issuer’s prospectus supplement dated March 29, 2017, (ii) 187,500,000 common shares issued by the Issuer on April 6, 2017, as reported in the Issuer’s press release dated April 6, 2017, and (iii) 208,000,000 common shares issued to the Reporting Persons (as described herein).

SCHEDULE 13D
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1	Name of Reporting Person ConocoPhillips Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A

	8	Shared Voting Power 208,000,000

	9	Sole Dispositive Power N/A

	10	Shared Dispositive Power 208,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%*

14	Type of Reporting Person CO

*                           Percentage based on 1,228,789,845 common shares outstanding, which is calculated as the sum of (i) 833,289,845 common shares outstanding as of March 27, 2017, as reported in the Issuer’s prospectus supplement dated March 29, 2017, (ii) 187,500,000 common shares issued by the Issuer on April 6, 2017, as reported in the Issuer’s press release dated April 6, 2017, and (iii) 208,000,000 common shares issued to the Reporting Persons (as described herein).

SCHEDULE 13D
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Item 1.                                 Security and Issuer

This Schedule 13D relates to the common shares, no par value (the “common shares”), of Cenovus Energy Inc., a corporation amalgamated under the laws of Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

Item 2.                                 Identity and Background

This Schedule 13D is being filed by ConocoPhillips, a Delaware corporation (“ConocoPhillips”), and ConocoPhillips Company, a Delaware corporation and a wholly owned subsidiary of ConocoPhillips (“CPCo,” and together with ConocoPhillips, the “Reporting Persons”). All voting and investment decisions with respect to the common shares will be made by ConocoPhillips.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons are set forth in Exhibit 1. The address of the principal business office of each of the Reporting Persons is 600 North Dairy Ashford Road, Houston, Texas 77079.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 1, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

On May 17, 2017 (the “Closing Date”), CPCo received 208,000,000 common shares pursuant to the Purchase and Sale Agreement (as amended, the “Sale Agreement”), dated as of March 29, 2017, by and among CPCo, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, ConocoPhillips Canada E&P ULC, and the Issuer, as a portion of the consideration paid to ConocoPhillips and its affiliates for the sale of ConocoPhillips’ 50 percent non-operated interest in the FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, as well as the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek.

The foregoing description of the Sale Agreement is qualified in its entirety by reference to the Sale Agreement, which is filed as Exhibit 2 and Exhibit 3 and is incorporated herein by reference in its entirety.

Item 4.                                 Purpose of Transaction

The Reporting Persons acquired the common shares in connection with the consummation of the transactions contemplated by the Sale Agreement. The rights and obligations of the Reporting Persons and their affiliates with respect to transfers of the common shares, as well as certain other matters, are set forth in the Registration Rights Agreement and the Investor Agreement, each as defined and described in Item 6 below.

The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, at any time or from time to time, subject to the restrictions contained in the Registration Rights Agreement and the Investor Agreement and subject to market conditions, dispose of all or part of any common shares they hold in one or more transactions.

SCHEDULE 13D
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The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

Item 5.                                 Interest in Securities of the Issuer

(a) — (b) CPCo directly owns 208,000,000 common shares, representing 16.9% of the common shares outstanding on the Closing Date based on 1,228,789,845 common shares outstanding. The number of common shares outstanding is calculated as the sum of (i) 833,289,845 common shares outstanding as of March 27, 2017, as reported in the Issuer’s prospectus supplement dated March 29, 2017, (ii) 187,500,000 common shares issued by the Issuer on April 6, 2017, as reported in the Issuer’s press release dated April 6, 2017, and (iii) 208,000,000 common shares issued to the Reporting Persons (as described in this Schedule 13D).

All of the common shares held by the Reporting Persons are subject to the Registration Rights Agreement and the Investor Agreement, each as defined and described in Item 6 below. The responses set forth in Item 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 5(a) and 5(b).

None of the persons listed on Exhibit 1 have any beneficial ownership of any common shares.

(c)                                  Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Exhibit 1, has effected any transactions that may be deemed to be a transaction in the common shares during the past 60 days.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement.  On the Closing Date, the Issuer and CPCo entered into a registration rights agreement (the “Registration Rights Agreement”) providing CPCo and its permitted assigns (“Holders”) with certain registration rights with regard to the common shares it received from the Issuer.

In particular, the Registration Rights Agreement provides the Holders with the right (the “Demand Registration Right”) to require the Issuer from the date that is six months following the Closing Date until the date when the Holders collectively hold 3.5% or less of the then outstanding common shares (the “Registration Period”), to qualify the distribution of the common shares received pursuant to the Sale Agreement, and any common shares or other securities of the Issuer issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such common shares (the “Registrable Securities”), by prospectus filed with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and/or the U.S. Securities and Exchange Commission (“SEC”) pursuant to the multijurisdictional disclosure system between the United States and Canada (a “Demand Distribution”). The Holders are entitled to request up to three Demand Distributions in any one 365 day period, with the first 365 day period commencing at the beginning of the Registration Period. The Issuer must use commercially reasonable efforts to assist the Holders in making a Demand Distribution.

In addition, the Registration Rights Agreement provides the Holders with the right (the “Piggy-Back Registration Right”), among others, to require the Issuer to include Registrable Securities in any future public distribution in Canada or the U.S. undertaken by the Issuer (a “Distribution”). The Issuer must use reasonable efforts to cause to be included in the Distribution all of the Registrable Securities the Holders request to be sold pursuant to the Piggy-Back Registration Right; provided, however, that if the Distribution involves an underwriting and the lead

SCHEDULE 13D
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underwriter(s) determine that the total number of common shares to be included in such Distribution should be limited for certain prescribed reasons, the common shares to be included in the Distribution will be first allocated to the Issuer.

The Piggy-Back Registration Right and Demand Registration Right are subject to various conditions and limitations, and the Issuer is entitled to defer any Demand Distribution in certain circumstances, including during a blackout period under the Issuer’s Disclosure, Confidentiality and Employee Trading Policy, for a limited period.

The Registration Rights Agreement includes provisions providing for each of the Issuer and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in a prospectus related to a Distribution, for breaches of applicable securities laws and for other losses or claims caused by such party.

Subject to certain exceptions, all expenses incurred in connection with a registration pursuant to a Demand Distribution or a Distribution for which the Piggy-Back Registration Right is exercised (excluding underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, in respect of Registrable Securities being distributed, which shall be borne by the selling Holder) shall be borne by the Issuer.

If a Holder ceases to be affiliated with CPCo, the Holder will cease to have any rights or obligations under the Registration Rights Agreement. The Registration Rights Agreement will terminate when the Holders cease to hold more than 3.5% of the then outstanding common shares.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 4 and is incorporated herein by reference in its entirety.

Investor Agreement.  On the Closing Date, the Issuer and CPCo entered into an investor agreement (the “Investor Agreement”) governing certain actions that may be taken by CPCo and its affiliates with regard to the common shares issued under the Sale Agreement. The Investor Agreement will terminate concurrently with the termination of the Registration Rights Agreement.

During the term of the Investor Agreement, CPCo and its affiliates shall either (i) vote or cause to be voted all common shares that they own or over which they have control or direction in favor of, or (ii) abstain from voting in respect of all common shares that they own, or over which they have control or direction, in either case in respect of:

•                  all nominees of the Issuer’s board of directors or management at any annual or other meeting of the Issuer’s shareholders at which members of the board of directors are proposed to be elected; and

•                  any and all other matters in respect of which the Issuer’s board of directors and management have recommended that the Issuer’s shareholders vote in favor at any meeting of the Issuer’s shareholders;

and, for greater certainty, may not withhold any vote or vote against any of the foregoing. Without limiting the foregoing, CPCo and its affiliates shall not:

•                  knowingly take any action in contravention of or adverse to any the Issuer’s board of directors or management nominations or recommendations, including to support the nomination of another individual as a director of the Issuer in lieu of such board of directors or management nominees; or

•                  vote for or otherwise support in any manner any shareholder proposal or other matter brought forward or proposed to be brought forward as a matter to be voted upon at any meeting of the Issuer’s shareholders that is not supported, approved and recommended by the Issuer’s board of directors, and shall vote or cause to be voted all common shares that it owns, or over which it has control or direction against any such proposal or matter.

SCHEDULE 13D
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ConocoPhillips and its affiliates do not have any contractual consent or approval rights relating to the Issuer’s business and affairs.

During the term of the Investor Agreement, CPCo and its affiliates will also be prohibited from taking certain actions without Issuer’s prior written consent, including (subject to certain exceptions specified in the Investor Agreement):

•                  acquiring ownership of or control or direction over any of Issuer’s voting securities (including common shares) or voting rights in respect of voting securities or, other than in the ordinary course of business, any assets of the Issuer or its subsidiaries;

•                  engaging in any discussion or entering into any agreement or proposing or offering to enter into any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, the Issuer or its subsidiaries;

•                  soliciting proxies with respect to the voting of any of the Issuer’s securities, or granting any proxy with respect to any of the Issuer’s securities (other than to the named management proxies);

•                  requisitioning a meeting of the Issuer’s shareholders or seeking to obtain representation on, or nominating or proposing the nomination of any candidate for election to, the Issuer’s board of directors;

•                  submitting any shareholder proposal or otherwise seeking to advise, control, change or influence the Issuer’s business, operations, management, policies or board of directors; or

•                  entering into any discussions, agreements or understandings with any person with respect to the foregoing.

CPCo and its affiliates are also restricted from selling or entering into certain derivative transactions in respect of common shares for a period of six months following the Closing Date. Following such period, without the Issuer’s prior written consent and subject to certain limited exceptions, CPCo and its affiliates are restricted from making trades or transfers (i) pursuant to block trades in amounts of 5% or more of the Issuer’s then outstanding common shares or (ii) that would result in a person (or persons acting jointly or in concert) being transferred common shares previously held by CPCo and its affiliates representing 5% or more of the Issuer’s then outstanding common shares.

The foregoing description of the Investor Agreement is qualified in its entirety by reference to the Investor Agreement, which is filed as Exhibit 5 and is incorporated herein by reference in its entirety.

SCHEDULE 13D
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Item 7.                                 Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1	Directors and Executive Officers of ConocoPhillips and ConocoPhillips Company

Exhibit 2

Purchase and Sale Agreement, dated March 29, 2017, by and among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, ConocoPhillips Canada E&P ULC, and Cenovus Energy Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed by ConocoPhillips on May 4, 2017)‡

Exhibit 3

Asset Purchase and Sale Agreement Amending Agreement, dated as of May 16, 2017, by and among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, ConocoPhillips Canada E&P ULC, and Cenovus Energy Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ConocoPhillips on May 18, 2017)

Exhibit 4	Registration Rights Agreement, dated as of May 17, 2017, by and between Cenovus Energy Inc. and ConocoPhillips Company

Exhibit 5	Investor Agreement, dated as of May 17, 2017, by and between Cenovus Energy Inc. and ConocoPhillips Company

Exhibit 6	Joint Filing Agreement, dated May 26, 2017, by and between ConocoPhillips and ConocoPhillips Company

‡                             ConocoPhillips has previously requested confidential treatment for certain portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.  These portions have been omitted from the exhibit and submitted separately to the SEC.

SCHEDULE 13D
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2017

ConocoPhillips

By:	/s/ Don E. Wallette, Jr.
	Name:	Don E. Wallette, Jr.
	Title:	Executive Vice President, Finance, Commercial, and Chief Financial Officer

ConocoPhillips Company

By:	/s/ Don E. Wallette, Jr.
	Name:	Don E. Wallette, Jr.
	Title:	Executive Vice President, Finance, Commercial, and Chief Financial Officer